Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following information was made available on Cigna’s intranet:

Cigna and Anthem
Online Resource Center

Proposed Left Navigation
•	Home
•	About Anthem
•	Cigna Newsroom and link to external Cigna/Anthem website
•	Frequently Asked Questions

Proposed Site Home Page Content
Welcome to the online resource center for the proposed combination of Cigna and Anthem.

On July 24, 2015, we announced the agreement to form a premier global health service company, with the right mix of capabilities to deliver greater choice, access and affordability to meet the challenges of a new era. This move is consistent with our long history of evolving through combinations, acquisitions, new businesses in new geographies and other initiatives, all driven by the ever-changing needs of our customers and clients.

For now, both companies will remain separate and independent and conduct business as usual until necessary reviews are complete and the combination is approved, which we expect to be in the second half of 2016.

The content on this page will be updated as we have new information to share related to the combination. We will keep the information timely and fresh, and will send periodic updates via email. Bookmark the site and check back for updates.

We welcome your questions via email! Please write to us.

Q&As

•	Click here to view questions and answers..

•	Click here to read About Anthem.

•	Click here to read the initial announcement letter from David Cordani.

•	Click here to view a brief video message from David Cordani.

Frequently Asked Questions

Employee FAQs.
Human Resources FAQs.
Combination FAQs.
Customer FAQs.
Provider FAQs.
Sales FAQs.
Vendor FAQs.

Cigna has a proud history of serving customers dating back to our predecessor companies nearly 200 years ago. While our current company is only about 35 years old, we and the teams of employees before us have succeeded because we excel at transforming service companies to meet the evolving needs of consumers.

Our DNA as an organization that succeeds in dynamic environments goes back for generations, and we are experiencing the most dynamic marketplace in decades: the development of the Affordable Care Act’s public exchanges; the implementation of private exchanges; the rapid growth of subsidized cooperatives; the shift from fee-for-service to value-based care reimbursement arrangements; the growth of care provider insurance networks; the introduction of new Internet-based business insurance models; and consolidation in our distribution channels and among hospitals and health care professionals, pharmaceutical companies, medical device companies, and most recently, in our space. Today, we are proud of what we have achieved: our company has the most valuable footprint in its history, and I am confident that together, we will continue to succeed because we believe in the journey that we’re on to improve the health, well-being and sense of security of those we serve – every day.

Now, we have the opportunity…by agreeing to combine with Anthem to redouble our efforts to build a global health care service company and be an accelerant for improving health care and related services in markets around the world. As a result of our combination, customers will have access to higher-quality products, lower prices and increased choice.

We know that you will have a lot of questions about the announcement of the proposed combination with Anthem and what it means to all of us. High on that list will be: “What does this mean for me?” While we do not have all the answers at this time, we will do our best to keep you informed throughout the process. Here is what we know:

•
The closing of this transaction is likely to be in the second half of 2016, and the companies will remain separate and independent until then. Many things need to occur before the closing, including securing necessary regulatory and shareholder approvals. During this time, it will be business as usual for Cigna on its own, and there will be no integration between the two companies.

•	It is too soon to discuss plans for job eliminations as a result of the combination. In the future, management will assess business needs and determine any workforce adjustments that may be necessary.

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We anticipate that employees who currently are enrolled in Cigna benefit plans will remain in our benefit plans until at least the January following the year of closing. This means that employees will most likely continue to participate in our plans through at least 2017.

Visit Your Cigna Life for updates, we will keep you posted as decisions are made and plans emerge.

FREQUENTLY ASKED QUESTIONS

EMPLOYEES

1.	How does this announcement affect me?
•	There are no immediate changes as a result of the announcement. We expect the government review process to be lengthy and the transaction to be completed in the second half of 2016.

•
Anthem and Cigna will continue to operate separately and independently until the transaction closes. If you have any questions, please feel free to speak with your manager. For our organization, the priority is to make decisions and take actions that ensure the customer experience is easy, helpful and ultimately supports Cigna’s mission to help people improve their health, well-being and sense of security.

2.	What will happen to current projects I am working on?
•
Business within the two companies will be conducted as usual, because the companies remain separate and independent until closing. Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. How we work with each other does not change as a result of this announcement.

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Our priority remains to serve customers, operate efficiently and conduct business the right way each and every day. Managers will meet with their teams on a regular basis and reinforce their expectations for business areas.

HUMAN RESOURCES

Benefits

3.	Will we keep the Employee Benefits Package that we have now throughout 2015? If there are any planned changes for 2016, what are those and when will they occur?
•
We anticipate that Cigna employees will remain in Cigna’s programs at least until the January following the year of closing. This means Cigna employees will most likely continue to participate in Cigna’s programs through at least 2017.

4.	Will my Cigna years of service be recognized by Anthem?

•	Yes, your years of service currently recognized by Cigna will generally be recognized by Anthem.

Healthcare Benefits

5.	Will there be any changes to my medical or other healthcare benefits at Cigna?
•
No changes are currently anticipated as a result of the announcement. As a normal course of business, Cigna reserves the right to make changes to our medical and other healthcare benefits. Cigna’s open enrollment for benefits will take place this fall as normally scheduled. We will communicate more information as it becomes available.

Compensation Generally

6.	Will Cigna’s compensation programs be affected by the announcement?
•
Prior to closing, employees should expect to continue to receive their normal salary, merit increases, bonuses and long-term incentives, if eligible, subject to the guidelines in place for each program and Cigna’s overall policies and procedures.

•
Assuming the transaction closes, from the closing date to December 31 of the year following the closing, employees will receive compensation (which includes base salary, bonus and other cash incentive opportunities) and employee benefits that are substantially comparable in the aggregate to the compensation and benefits provided immediately prior to the transaction. During this time, an employee’s salary or hourly rate may not be less favorable than what it was at the time of closing and any equity-based compensation provided to Cigna employee’s must be comparable to any equity-based compensation provided to similarly-situated Anthem employees.

•
There are presently no plans to change Cigna’s compensation programs in the near future as a result of the announcement. We will provide more information regarding any changes to Cigna’s compensation programs as it becomes available.

401(k) Plan

7.	Will there be any changes to the Cigna 401(k) Plan?
•
There are presently no plans to change the Cigna 401(k) Plan in the near future as a result of the announcement, and the Cigna 401(k) Plan will continue to operate as usual. New investment options will be introduced in the coming months, but these changes are not being made in connection with the announcement. Changes made in connection with the 401(k) Plan in the future will be communicated when more information becomes available.

8.	What happens to the Cigna Stock Fund in the Cigna 401(k) Plan?
•	Cigna stock will continue to be publicly-traded until the closing and the Cigna Stock Fund will continue to be an available investment option within the Cigna 401(k) Plan until further notice.
•
Cigna stock held in the 401(k) Plan will receive the merger consideration per share as any investor holding Cigna stock. This amount will be credited to your account in the 401(k) plan. More details will be shared as we get closer to the closing date.

•
We will communicate to plan participants regarding the future of the Cigna Stock Fund as more information becomes available and before any action on your part is necessary. In the meantime, participants can continue to invest in the Cigna Stock Fund.

9.	Will the Cigna 401(k) Plan be merged with the Anthem plan?

•	It is too early to determine the particulars of Anthem’s plan that will be available after closing of the transactions.

10.	Where can I go for answers to general questions about my 401(k) plan account?

•
Call Prudential Retirement® at 1.877.778.2100 and ask to speak to a Participant Service Center representative for questions about your 401(k) account. Representatives are available to assist you Monday - Friday, from 8 am to 9 pm Eastern Time. Please note that Prudential cannot comment or answer questions regarding the transaction.

Time Off

11.	Will PTO benefits change?
•
Cigna does not expect to make any changes to PTO before the closing, and we do not anticipate that any changes to PTO benefits will be made before the January following the year of closing. We will provide more information as it becomes available.

12.	Can vacation days be purchased?
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Under Cigna’s current time off program, certain employees are eligible to purchase up to five additional vacation days over the course of twelve months. This policy will remain in place until further notice.

Severance

13.	Will severance pay be made available to me if my job is eliminated?

•
Severance pay will be available to eligible employees who are job eliminated in accordance with the terms of Cigna’s U.S. Employee Severance Pay Plan for a period of two years following the closing. If the merger with Anthem does not occur, we expect the current severance policy to remain in effect.

COMBINATION

14.	Why did Cigna and Anthem enter into an agreement to combine organizations?
•
This move is consistent with our long history of evolving through combinations, acquisitions, new businesses in new geographies and other initiatives, all driven by the ever-changing needs of our customers and clients. Together with Anthem, we will form a premier global health service company that will dramatically accelerate our journey to deliver on capabilities that offer individuals, employers and government beneficiaries the right mix of capabilities through all life stages.

•
As a result of the combination of the two companies, complementary products and services, customers will have access to higher-quality products, lower prices, and increased choice. We will be creating a more effective competitor and more choice across the board.

15.	When does this combination become effective?
•
We expect the government review process to be lengthy and for the transaction to be completed in the second half of 2016. Both companies will continue to operate separately and independently while state and federal officials review the terms of the agreement and work with our management teams to understand how the new company would operate and compete in the marketplace. In addition, both Cigna and Anthem’s shareholders must approve the combination. We will continue with our current plans until the reviews are complete and the combination is approved.

16.	What are the plans for integration?
•
Only a handful of senior officers of the company will be authorized to work with Anthem leaders on integration planning, so you should continue to work only with Cigna employees. How we work with our colleagues does not change as a result of this announcement.

17.	What impact will this combination have on our Mission or our Go Deep, Go Global and Go Individual strategy?
•	Our current mission and strategy will continue to guide our work.

18.	Are there any core operating systems to integrate almost immediately? What Claims & Enrollment system is Anthem currently on, and will it integrate with our current systems?
•
Both companies will continue to operate separately and independently until closing. Planned updates and enhancements to our current IT systems and processes are not impacted by the announcement. Over the next few months we will focus on building a targeted integration planning approach.

19.	Will our corporate branding/logo change?
•
Both companies will continue to operate separately and independently until reviews and approvals are complete and the combination is approved. Our current brand strategy will be part of the integration planning team’s analysis and in-depth discussions that will determine decisions for the future company’s branding. There is strong equity in the Cigna brand and the combined company will continue to use the Cigna brand across key markets, products and services.

20.	Will there be changes to the structure of Cigna, or will it operate as it has in the past?
•
Both companies will continue to operate separately and independently until closing. Once the transaction closes, David Cordani will be appointed President and Chief Operating Officer, leading the combined business operations, and Joe Swedish will be Chairman and Chief Executive Officer, leading the governance and corporate functions.

21.	As a result of the combination, will there be real estate consolidation and/or will any Cigna or Anthem offices relocate?
•
Both companies will continue to operate separately and independently until reviews are satisfactorily complete and the combination closes. There are no plans to relocate any employees at this time. As the integration plans progress into 2016 and beyond, and as opportunities for employees and businesses are identified, we will re-evaluate the real estate portfolio and provide you with updated information.

22.	Will there be any changes to the way we work, more specifically to internal processes or systems?
•
Business within the two companies will be conducted as usual, because the companies remain separate and independent until closing. Our priority remains on serving our customers. As employees representing different business and functional areas identify ways to work together most effectively, further decisions will be made and communicated.

23.	Will any Anthem leadership be physically located in Cigna market offices?
•
Both companies will continue to operate separately and independently until closing. There are no immediate plans to combine offices. As integration planning progresses, the integration planning team will look to identify best practices and opportunities to work together post-closing.

24.	Will this combination affect our physician engagement model, Collaborative Care Agreements or Delivery System Alliances?
•
Business within each of the two companies will be conducted as usual as the companies remain separate and independent until closing. These types of value-based delivery systems will remain a key component of future growth for both companies.

CUSTOMERS

25.	How will customers be notified of the announcement?
•	If a customer calls in to the benefit center to inquire about the news, our Customer Advocates will be ready to answer any questions.

26.	What impact does this have on 2015 benefits for customers?
•
There are no changes to current customer benefit plans due to this announcement. Member benefits, coverage and premiums remain the same because the companies remain separate and independent until closing. There are no changes to doctors, drugs or hospitals. All customer service and other contacts will remain the same until further notice.

PROVIDERS

27.	How will providers be notified of the announcement?
•
Cigna will keep providers in our network informed as the process moves forward. Developments will be shared through the normal channels, including mailed communications, email, and website postings. We look forward to continuing to partner with providers to deliver the best possible care for our customers.

28.	How does the announcement affect a provider’s current customers, and their ability to deliver care?
•	This announcement does not affect a provider’s ability to deliver care to our customers. Specifically, as a result of the announcement, there are no changes to:
o	Network participation – If a provider participates in just one network prior to the announcement, they continue to participate in only that network today.
o	Administrative processes – Providers will continue to use the same claim, eligibility and benefits check, and precertification procedures that we use today.
o	Referral procedures – Providers will continue to refer customers to network- participating health care professionals, facilities, and vendors.
o	Customer ID cards.

SALES

29.	What does this news mean for contracted agents/brokers/producers?
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We believe the new company will afford multiple benefits to our business partners in the future in terms of expanded customer base and product offerings. In the meantime, business within each of the two companies will be conducted as usual as the companies remain separate and independent until closing.

30.	What happens to a contracted agent’s existing contracts with Cigna or Anthem?
•
There are no changes to existing contracts as a result of this announcement. Contracts with either Cigna or Anthem will continue to operate as normal, and we will keep the agents updated of any changes.

31.	Will a contracted agent/broker/producer primary point of contact change?
•
A contracted agent’s primary point of contact will not change due to this announcement, because the companies will remain separate and independent until closing. As a business partner, they will continue to receive the same quality service that they have come to expect. We do not anticipate any disruption or immediate change to their business, and remain dedicated to preserving and maintaining quality service and account management relationships as a top priority.

VENDORS

32.	What will happen with existing contracts with Cigna?
•
We do not anticipate any immediate changes to our ongoing relationship with vendors as a result of the announcement because the companies remain separate and independent until closing. Any contracts vendors have with Cigna or Anthem will continue to operate as the current agreement allows, and contacts at each organization will remain the same.

33.	What impact will this have in the long term?
•	As the integration plans progress and as opportunities for our vendors are identified for post-closing, we will contact vendors.

NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.anthem.com or by contacting Anthem’s investor relations department at 317-488-6168. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.